2011 Annual Report


11008352





# FFD Financial CORPORATION

# Continued growth toward a better future.



# Growing to meet our community's needs



| 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|
| $172,994 | $181,738 | $189,014 | $206,465 | $219,536 |




FFD Financial
CORPORATION

Family members and customers by Shannon Karcher

## A Message to Shareholders

Dear Fellow Shareholder:

In fiscal year 2011, FFD Financial Corporation recorded an increase in total assets of over $13 million, representing 6.3% growth. Our earnings per share in fiscal 2011 increased $0.38, a 40% improvement over 2010. Our net income for fiscal 2011 was $1.35 million, or diluted earnings per share of $1.33, compared to $959,000, or $0.95 per diluted share in fiscal 2010.

We would like to highlight the following items from last year's performance:

- In fiscal 2011, we recorded strong deposit growth of 8.0% and modest loan growth of 1.9%. Our expansion into Holmes County, Ohio has helped us maintain the size of our loan portfolio in difficult economic times.

- Our book value per share at the end of fiscal year 2011 was $18.76, an increase of 3.6% from fiscal year end 2010. We paid dividends of $0.68 per share in fiscal 2011.

- Credit quality continues to remain a primary focus of our organization. Unemployment rates in part of our market area remain high, and the anticipated economic recovery has been soft. Although we experienced slight increases in net charge offs, our credit quality ratios remain better than the industry. Our delinquency ratio declined to 1.19% in fiscal 2011 compared to 2.34% in the prior year. Our net charge-off ratio was 0.36% for fiscal 2011, a slight increase of 0.14% for the prior year, but below the industry average of 1.08%[1]. Non-performing assets to total assets equaled .82% at year end, down from 1.06% last year, and well below the industry average of 2.70%[2]. We increased our allowance for loan losses and had a total loan coverage ratio on June 30, 2011 of 1.18%, up from 1.10% in fiscal 2010.

- In April 2011, the Bank filed an application with the Office of the Comptroller of the Currency to convert from a federal savings bank to a national bank. We believe the national bank charter better aligns with the Bank's current and long term business plan. When approved, we will convert from a thrift holding company to a bank holding company. We currently anticipate our conversion will occur in the second or third quarter of Fiscal 2012.

- In May, we launched a new suite of Kasasa© branded checking and savings products. The program is designed to improve our ratio of lower cost deposits and improve our non-interest income. Additionally, we expect to see this targeted marketing improve our customer demographics.

During Fiscal 2011, we undertook a comprehensive review of all of our outsourced data processing systems and providers. We diligently investigated and selected several companies that we believe will significantly upgrade our efficiencies while reducing our overall data processing costs. We are planning conversions to

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[1] FDIC June 30, 2011 report on All Financial Institutions

[2] BankRegData.com analysis of all Insured Institutions as of June 30, 2011

these new systems from February 2012 through June 2012 and hope to realize significant savings going forward.

As a community bank, we strive every day to meet the financial needs and help to improve the communities we serve. We are active members of our communities and are privileged to be entrusted with our customers' deposit accounts. We are "*Investing in our Community*" with these funds through loans to local consumers and businesses. We are also proud to support many civic organizations throughout Tuscarawas and Holmes Counties, both financially and through volunteer activities. We encourage you to review the special section on page 57 of this Annual Report which details information about our civic involvement.

As we look forward to 2012, significant challenges remain on the horizon. The massive new Dodd-Frank banking bill has added additional compliance costs for banks and created other uncertainties. The economy remains weak, and unemployment remains high. However, there are several bright spots in our primary market area that we believe provide for a good economic landscape. Holmes County has one of the lowest unemployment rates (6.8% as of June 2011) in the State of Ohio and recent activity in oil and gas locally offers new capital and jobs. We see growth opportunities as a result of our strong reputation in our market and believe that our community banking business model remains attractive to both current and prospective customers. We will continue to focus on growing profitably and improving the value of your investment in FFD Financial Corporation. We remain committed to our shareholders, our customers, our community, and our staff, and we appreciate your confidence and support.

Sincerely,



Trent B. Troyer
President & Chief Executive Officer



E. L. Loader
Chairman of the Board

## BUSINESS OF FFD FINANCIAL CORPORATION

FFD Financial Corporation ("FFD," the "Corporation," "we" or "us") is the holding company for First Federal Community Bank ("First Federal" or the "Bank"), a federal savings bank. Since FFD's formation in 1996, its activities have been limited primarily to holding all of First Federal's outstanding common shares.

First Federal's business involves attracting deposits from individual and business customers and using those deposits to originate loans in its market area, consisting of Tuscarawas, Holmes and contiguous counties in Ohio. The Bank provides a full array of deposit products including checking, savings, health savings, money market, individual retirement accounts, and certificates of deposit. First Federal originates residential and home equity loans, construction loans, commercial real estate loans, business loans and consumer loans. The Bank also invests in securities consisting primarily of United States government and government agency obligations and mortgage-backed securities.

We obtain funds for lending and investing activities primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), from Federal Home Loan Bank ("FHLB") advances, loan sales and principal repayments on loans, investments and mortgage-backed securities. First Federal conducts business from its main office in Dover, Ohio, and branches in Dover, New Philadelphia, Sugarcreek and Berlin, Ohio, and provides access to its products and services via the Internet at www.onlinefirstfed.com.

Until July 21, 2011, we were subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). On that date the OTS transferred regulatory authority over savings and loan holding companies, including FFD, to the Board of Governors of the Federal Reserve (the "Fed"). First Federal was also subject to regulation, supervision and examination by the OTS, until July 21, 2011, when regulatory authority over federal thrifts was transferred to the Office of the Comptroller of the Currency (the "OCC"). First Federal was and continues to be regulated by the FDIC. First Federal is also a member of the FHLB of Cincinnati.

In April 2011, First Federal filed an application with the OCC to convert its charter from a federal savings bank to a national bank. If the application is approved, First Federal would become a national bank, subject to the rules and regulations governing national banks, but would remain subject to regulation, supervision and examination by the OCC and FDIC. If First Federal converts to a national bank, we will convert from a savings and loan holding company to a bank holding company, but will continue to be regulated, supervised and examined by the Fed. If approved, we anticipate those conversions to occur in the second or third quarter of fiscal 2012.

## MARKET PRICE OF FFD'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

There were 1,016,096 of our common shares outstanding on September 1, 2011, held by 462 holders of record. Our common shares are listed on the NASDAQ Capital Market ("NASDAQ") under the symbol "FFDF."

The following table sets forth the high and low sales prices for our common shares on NASDAQ, and the dividends declared per share, for each quarter of fiscal years 2010 and 2011.

| | High | Low | Cash Dividends Declared |
|---|---|---|---|
| **Fiscal 2010** | | | |
| Quarter Ended | | | |
| September 30, 2009 | $15.00 | $12.00 | $0.17 |
| December 31, 2009 | 15.50 | 11.83 | 0.17 |
| March 31, 2010 | 14.00 | 12.01 | 0.17 |
| June 30, 2010 | 15.00 | 13.01 | 0.17 |

| | High | Low | Cash Dividends Declared |
|---|---|---|---|
| **Fiscal 2011** | | | |
| Quarter Ended | | | |
| September 30, 2010 | $15.00 | $13.00 | $0.17 |
| December 31, 2010 | 15.00 | 13.50 | 0.17 |
| March 31, 2011 | 15.00 | 14.10 | 0.17 |
| June 30, 2011 | 15.96 | 14.25 | 0.17 |

Our income consists primarily of dividends which may periodically be declared by First Federal's Board of Directors on the shares of the Bank that we own. In addition to certain federal income tax considerations, federal banking regulations limit the payment of dividends and other capital distributions by savings associations. For example, First Federal is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the conversion to stock form or applicable regulatory capital requirements. Upon First Federal's anticipated conversion to a national bank, certain restrictions and limitations on the payment of dividends will continue to apply.

## SELECTED CONSOLIDATED
## FINANCIAL INFORMATION AND OTHER DATA

The following table sets forth certain information concerning our consolidated financial condition, earnings and other data at the dates and for the periods indicated.

| Selected consolidated financial condition data: | At June 30, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| | (In thousands) | | | | |
| Total amount of: | | | | | |
| Assets | $219,536 | $206,465 | $189,014 | $181,738 | $172,994 |
| Interest-bearing deposits | 14,944 | 7,896 | 12,574 | 11,347 | 7,162 |
| Investment securities available for sale – carried at fair value | 6,021 | 8,040 | 5,865 | 5,623 | 3,448 |
| Mortgage-backed securities available for sale – carried at fair value | 6,257 | 216 | 231 | 243 | 267 |
| Mortgage-backed securities held to maturity - at cost | 51 | 57 | 62 | 80 | 97 |
| Loans receivable - net [(1)] | 182,226 | 180,214 | 161,749 | 156,232 | 153,947 |
| Deposits | 185,043 | 171,339 | 153,627 | 141,332 | 139,922 |
| FHLB advances and other borrowings | 13,767 | 14,329 | 14,669 | 20,595 | 13,131 |
| Shareholders' equity | 18,971 | 18,295 | 17,885 | 18,180 | 18,135 |

| Summary of earnings: | For the year ended June 30, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| | (In thousands, except per share data) | | | | |
| Interest income | $10,558 | $10,311 | $10,473 | $11,815 | $11,472 |
| Interest expense | 2,989 | 3,677 | 4,196 | 5,141 | 4,969 |
| Net interest income | 7,569 | 6,634 | 6,277 | 6,674 | 6,503 |
| Provision for losses on loans | 846 | 548 | 444 | 858 | 275 |
| Net interest income after provision for losses on loans | 6,723 | 6,086 | 5,833 | 5,816 | 6,228 |
| Other income | 1,147 | 867 | 742 | 586 | 580 |
| Noninterest expense | 5,813 | 5,489 | 4,956 | 4,622 | 4,342 |
| Earnings before income taxes | 2,057 | 1,464 | 1,619 | 1,780 | 2,466 |
| Federal income taxes | 705 | 505 | 562 | 610 | 843 |
| Net earnings | $1,352 | $959 | $1,057 | $1,170 | $1,623 |
| Earnings per share | | | | | |
| Basic | $1.34 | $0.95 | $1.02 | $1.08 | $1.45 |
| Diluted | $1.33 | $0.95 | $1.02 | $1.08 | $1.44 |

(1) Includes loans held for sale.

| Selected financial ratios and other data: | At or for the year ended June 30, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| Return on average assets | 0.64% | 0.49% | 0.57% | 0.66% | 0.98% |
| Return on average equity | 7.26 | 5.32 | 5.87 | 6.42 | 8.95 |
| Interest rate spread | 3.69 | 3.44 | 3.44 | 3.66 | 3.77 |
| Net interest margin | 3.77 | 3.55 | 3.60 | 3.92 | 4.10 |
| Other expense to average assets | 2.76 | 2.79 | 2.70 | 2.61 | 2.61 |
| Average equity to average assets | 8.85 | 9.15 | 9.80 | 10.31 | 10.90 |
| Nonperforming assets to total assets | 0.82 | 1.06 | 0.57 | 0.64 | 0.47 |
| Nonperforming and impaired assets to total assets | 1.26 | 1.94 | 1.09 | 1.02 | 0.47 |
| Nonperforming and impaired loans to total loans | 1.52 | 2.24 | 1.14 | 1.17 | 0.52 |
| Net charge-offs to total loans | 0.36 | 0.14 | 0.14 | 0.20 | 0.06 |
| Delinquent loans to total loans [(1)] | 1.19 | 2.34 | 1.69 | 1.45 | 0.90 |
| Allowance for loan losses to total loans | 1.18 | 1.10 | 1.04 | 0.94 | 0.60 |
| Allowance for loan losses to nonperforming and impaired loans | 78.40 | 49.69 | 87.41 | 80.15 | 115.38 |
| Average interest-earning assets to average interest-bearing liabilities | 105.70 | 105.77 | 106.52 | 108.46 | 108.88 |
| Dividend payout ratio | 50.89 | 71.74 | 66.41 | 59.40 | 37.70 |
| Number of full service offices | 5 | 5 | 4 | 3 | 3 |

(1) Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## GENERAL

Our principal business is owning all of First Federal's outstanding stock. As a result, the discussion that follows focuses on First Federal's financial condition and results of operations. The terms "we," "us" and "our" refer to both FFD and First Federal together. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with, and with reference to, the consolidated financial statements, and the notes thereto, included in this Annual Report.

### Forward-Looking Statements

Certain statements contained in this Annual Report that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve inherent risks and uncertainties, and may address our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements may generally be identified by words such as "may," "expected," "anticipated," "estimated," "intends," "believes," "plans," "will," "would," "should," "could," "might," "can," or similar words. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to:

- general economic conditions and weakening in the economy, specifically the real estate market, either nationally or in our market area;
- deteriorating credit and asset quality;
- political developments, wars or other hostilities may disrupt or increase volatility in securities markets or other economic conditions;
- changes in the interest rate environment and reductions in interest margins;
- prepayment speeds, loan origination and sale volumes, charge-offs and loan loss provisions;
- our ability to maintain required capital levels and adequate sources of funding and liquidity;
- competitive pressures among depository institutions;
- effects of critical accounting policies and judgments;
- required changes in accounting policies or procedures;
- legislative or regulatory changes or actions, including the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act);
- our ability to attract and retain key personnel;
- our ability to dividend money from First Federal to FFD; and
- our reputation in our primary market.

Any forward-looking statements contained in this report, in a report incorporated by reference to this report, or made by our management in other reports and filings, in press releases and in oral statements, involve risks and uncertainties and are subject to change based upon the factors listed above and like items. Actual results could differ materially from those expressed or implied, and therefore the forward-looking statements should be considered in light of these factors.

## Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgments in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policies are based upon judgments and assumptions by management that includes inherent risks and uncertainties.

The allowance for loan losses is an accounting estimate of probable, but unconfirmed, asset impairment that has occurred in our loan portfolio as of the date of the consolidated financial statements, but before losses have been confirmed by a recorded charge-off or write-down. It is our policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of certain items. When determining valuation allowances, we consider, among other things, the following:

- Local market areas and national economic developments;
- Levels of, and trends in, delinquencies and impaired loans;
- Levels of, and trends in, recoveries of prior charge-offs;
- Adverse situations that may affect specific borrowers' ability to repay;
- Effects of any changes in lending policies and procedures;
- Credit concentrations;
- Volume and terms of loans; and
- Current collateral values, where applicable.

When the collection of a loan becomes doubtful, or otherwise troubled, we record a loan loss provision equal to the difference between the fair value of the property, if any, securing the loan and the loan's carrying value. We review major loans and major lending areas periodically in an effort to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

We account for our allowance for losses on loans in accordance with Accounting Standard Codification ("ASC") No. 450, "Accounting for Contingencies," and ASC No. 310, "Accounting by Creditors for Impairment of a Loan." Both ASC Nos. 450 and 310 require us to evaluate the collectability of both contractual interest and principal loan payments. ASC No. 450 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. ASC No. 310 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, alternatively, at the loan's observable market price or fair value of the collateral.

A loan is impaired under ASC No. 310 when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of ASC No. 310, we consider our investment in one- to four-family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with ASC No. 450.

Our policy is to charge off unsecured loans that are more than 90 days delinquent. Similarly, once a collateral dependent loan becomes more than 90 days delinquent, we consider it to constitute more than a minimum delay in repayment and it is evaluated for impairment under ASC No. 310 at that time.

## CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2010 TO JUNE 30, 2011

Our assets at June 30, 2011, totaled $219.5 million, a $13.1 million, or 6.3%, increase from the June 30, 2010 total. The increase was comprised primarily of increases of $7.3 million in cash and cash equivalents, $6.0 million in mortgage-backed securities, and $3.4 million in loans receivable, which were partially offset by decreases of $2.0 million in investment securities available for sale, $1.4 million in loans held for sale and $210,000 in prepaid expenses and other assets.

Our cash and interest-bearing deposits totaled $16.3 million at June 30, 2011, an increase of $7.3 million, or 80.4%, from June 30, 2010. Investment securities available for sale totaled $6.0 million at June 30, 2011, a decrease of $2.0 million, or 25.1% from June 30, 2010. Called investment securities of $8.0 million were partially offset by $6.0 million in purchases of investment securities in fiscal year 2011. Overall liquidity is up significantly from fiscal 2010 as a result of our Berlin office growth, deposit growth, greater than normal loan repayments, and what we believe is our strong banking franchise and reputation in the market. We have specifically chosen in the near term to carry this higher liquidity as we prepare to convert the Bank's charter to a national bank. We expect that during fiscal 2012 some excess cash and interest bearing deposits will be invested in securities aimed at improving our net interest margin and return on equity, while some will be used to pay down borrowings from the FHLB.

Our mortgage-backed securities totaled $6.3 million at June 30, 2011, a $6.0 million increase from the total at June 30, 2010. We purchased $6.0 million of Government National Mortgage Association "GNMA II" securities in the fourth quarter of fiscal year 2011. The purchase of GNMA II securities was a strategy to improve our asset yield and diversify our investments from step-up callable agency securities into shorter term cash flow instruments.

Our loans receivable, including loans held for sale, totaled $182.2 million at June 30, 2011, a slight increase of $2.0 million, or 1.1%, from the June 30, 2010 total. The portfolio of loans secured by one- to four-family residential real estate increased by $1.5 million to $69.7 million at June 30, 2011, largely due to increases in non-owner occupied residential real estate loans included in the one-to four-family portfolio. The increase in non-owner occupied loans was primarily comprised of rental properties originated to creditworthy borrowers subject to our conservative underwriting standards. Loans secured by nonresidential real estate and land totaled $82.0 million at June 30, 2011, compared to $80.1 million at June 30, 2010, an increase of $1.9 million, or 2.4%. Commercial loans totaled $22.8 million at June 30, 2011, up $2.6 million, or 13.0%, from 2010. The increases in nonresidential real estate and commercial loans are the result of our efforts to continue to develop small business banking relationships in our primary market area. Net loan originations decreased by $14.6 million, or 77.6%, compared to fiscal 2010, due primarily to greater than normal loan repayments and fewer loan originations due to the generally soft economy. Fixed rate residential loans are sold immediately upon origination which results in few loans held for sale. This strategy aims to minimize loss from an increase in market interest rates in the secondary mortgage market.

The allowance for loan losses totaled $2.2 million and $2.0 million at June 30, 2011 and 2010, respectively, which represented 1.18% and 1.10% of total loans, and 78.40%and 49.69% of nonperforming and impaired loans, at those respective dates. Nonperforming or impaired loans totaled $2.8 million and $4.0 million at June 30, 2011 and 2010, respectively. We have increased the allowance for loan loss coverage ratio to total loans, reducing delinquencies and non-performing loans significantly through our management efforts. We believe that our nonperforming and impaired loans at June 30, 2011, are either adequately collateralized or have sufficient specific reserves for any probable incurred loss on such loans. Although we believe that the allowance for loan losses at June 30, 2011, was adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect our net earnings.

Our deposits totaled $185.0 million at June 30, 2011, a $13.7 million, or 8.0%, increase over total deposits at June 30, 2010. This increase was a result of our Berlin office deposit growth and Kasasa© deposit growth, and what we believe is our strong banking franchise and reputation in the market. Our customers also moved funds into insured deposit accounts from uninsured investment vehicles, such as stocks and mutual funds, further increasing liquidity. We also introduced a program, Kasasa©, that is designed to attract lower cost transactional deposit relationships, allowing us to reduce reliance on time deposits. The Kasasa© program has an added benefit of enhancing non-interest income through increased point of sale transaction activity.

FHLB advances totaled $13.1 million at June 30, 2011, a $562,000, or 4.1%, decrease from June 30, 2010. Other borrowed money totaled $630,000 at June 30, 2011, unchanged from June 30, 2010. We repaid a $5.0 million FHLB advance during fiscal 2011 and replaced it with separate $1.0, $2.0 and $2.0 million borrowings. By restructuring these borrowings, we reduced our borrowing costs and were able to amortize the early payment penalty over the life of the new borrowings. We anticipate the possibility of repaying some higher costing advances in fiscal 2012 with our excess liquidity position.

Shareholders' equity totaled $19.0 million at June 30, 2011, an increase of $676,000 from June 30, 2010 levels. This increase was due primarily to $ 1.4 million of net earnings, which was partially offset by dividends paid of $688,000.

## COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2010 AND 2011

Our consolidated net earnings depend primarily on our net interest income, which is the difference between interest earned on our interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is significantly affected by our interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balances of interest-earning assets and interest-bearing liabilities.

**General.** Our net earnings totaled $1.4 million for the fiscal year ended June 30, 2011, an increase of $393,000, or 41.0%, compared to fiscal 2010. This increase in net earnings resulted from increases of $935,000, or 14.1%, in net interest income and $280,000, or 32.3%, in noninterest income, which were partially offset by increases of $324,000, or 5.9%, in noninterest expense, $298,000, or 54.4%, in the provision for losses on loans, and an increase of $200,000, or 39.6%, in income tax expense.

**Net Interest Income**. Our total interest income increased by $247,000, or 2.4%, to a total of $10.6 million for the year ended June 30, 2011. Interest income on loans increased by $335,000, or 3.4%, due primarily to a $11.0 million, or 6.4%, increase in the average balance outstanding which was partially offset by a 16 basis point decrease in the average yield to 5.66% in fiscal 2011. Interest income on mortgage-backed securities increased $12,000, or 133.3%, due primarily to a $1.2 million, or 422.3%, increase in the average balance outstanding which was partially offset by a 176 basis point decrease in the average yield earned on such securities, to 1.43% in fiscal 2011. Interest income on investment securities decreased by $101,000, or 37.8%, due to a 91 basis point decrease in the average yield earned on such securities, to 2.53%, and a $1.2 million, or 15.5%, decrease in the average balance outstanding. The decreases in the average yields on our interest-earning assets were due primarily to the downward adjustment of our adjustable rate loans and lower renegotiated loan rates due to the overall decrease in interest rates in the economy.

Interest expense on deposits decreased by $655,000, or 21.4%, for the year ended June 30, 2011, compared to fiscal 2010. This decrease was due primarily to a decrease of 51 basis points in the average cost of deposits to 1.37%, which was partially offset by an increase in the average deposit portfolio balance outstanding year to year of $13.2 million, or 8.2%. Interest expense on borrowings decreased by $33,000, or 5.4%, due primarily to a decrease of $327,000, or 2.3%, in the average balance of advances outstanding and a 14 basis point decrease in the average cost of such borrowings to 4.15%. The sustained low rate environment has reduced our interest expense significantly due to lower deposit rates and downward repricing of certificates of deposit at maturity; however, if rates increase we may be required to increase the interest rates we offer on our deposits to compete with market rates, resulting in increasing interest expense.

As a result of the foregoing changes in interest income and interest expense, our net interest income increased by $935,000, or 14.1%, for the fiscal year ended June 30, 2011, compared to fiscal 2010. The interest rate spread was 3.69% in fiscal 2011, compared to 3.44% in fiscal 2010, while the net interest margin was 3.77% in fiscal 2011, compared to 3.55% in fiscal 2010. The prevailing low interest rate environment in the 2011 fiscal year increased our net interest income, largely because our interest bearing liabilities repriced to lower rates more rapidly than our interest earning assets. When rates increase, this scenario could have the opposite effect. It is difficult to predict the effect of future rate increases or decreases because of the timing differences in the repricing of assets and liabilities, and the impact of interest rate floors on some of our assets.

**Provision for Loan Losses.** We charge a provision for losses on loans to earnings to bring the total allowance for loan losses to a level management considers appropriate based on historical loss experience, the volume and type of lending that we conduct, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to our market area, and other factors related to the collectability of our loan portfolio. The provision for losses on loans totaled $846,000 for the year ended June 30, 2011, an increase of $298,000 compared to fiscal 2010. The increase in the provision for losses on loans was due to increases in specific allocations on impaired loans, our assessment of our loan portfolio, net charge-offs, and current economic conditions. During fiscal 2011, the allowance for loan losses increased by 9.1% from a balance of $2.0 million to $2.2 million. The allowance for loan loss coverage ratio as a percentage of net loans increased from 1.10% as of June 30, 2010 to 1.18% as of June 30, 2011. Net charge-offs totaled $665,000, or 0.37%, of average loans in fiscal 2011 compared to charge-offs of $249,000, which was 0.15% of average loans in fiscal 2010. Non-performing loans were $1.8 million, or 0.8%, of total loans at June 30, 2011, compared to $2.2 million, or 1.2%, at June 30, 2010. There can be no assurance that our loan loss allowance will be adequate to cover losses on nonperforming assets in the future, and if additions to the allowance are required, it may adversely affect our net earnings.

**Noninterest Income.** Noninterest income totaled $1.1 million for the fiscal year ended June 30, 2011, an increase of $280,000, or 32.3%, from fiscal 2010. The $280,000 increase in noninterest income resulted primarily from increases of $307,000 in gain on sale of mortgage loans and $39,000 in service charges on deposit accounts, which were partially offset by decreases of $57,000 in net mortgage servicing revenue and $9,000 in other noninterest income. The recovery of a portion of the valuation allowance against the carrying value of the Corporation's loan servicing rights is a function of interest rates, prepayment speed assumptions, and refinancing of mortgage loans. We experienced decreased refinancing demand at the end of fiscal 2011, which may negatively impact non-interest income in fiscal 2012. We continue to evaluate ways to improve our non-interest income. The Kasasa© program is aimed at improving non-interest income in the future in addition to growing lower cost deposits and personal relationship banking. Although we are exempt from recently implemented price controls on debit card interchange income that are impacting financial institutions, generally we expect that there may be market pressure that could impact us in that area as well.

**Noninterest Expense.** Noninterest expenses totaled $5.8 million for the fiscal year ended June 30, 2011, an increase of $324,000, or 5.9%, compared to fiscal 2010. The increase resulted primarily from increases of $188,000, or 7.7%, in employee and director compensation, $50,000, or 7.3%, in other expenses, $47,000, or 31.1%, in advertising, $40,000, or 15.4%, in professional and consulting fees and $19,000, or 7.9% in FDIC insurance premiums which were partially offset by decreases of $21,000, or 72.4%, in loss on sale of real estate owned, $20,000, or 11.6%, in postage and stationary supplies, and $15,000, or 6.6%, in checking account maintenance expense. The increase in employee and director compensation and benefits included increase of $217,000 in wages, and related benefit expenses, which were partially offset by a $29,000 increase in deferred loan origination costs.

The increase in employee compensation expense is primarily from our Corporation's growth and additional employees necessary to comply with the increasing breadth of regulation under which we operate. Actual salary increases granted to employees were modest, in approximately the 2-3% range. The increased advertising expenses were the result of our initiatives in Holmes County to expand market share and the launch of our Kasasa© program. Consulting fees were from the retention of a consultant to evaluate the Bank's data processing vendors, which we expect will help reduce expense in fiscal 2013.

**Federal Income Taxes.** The provision for federal income taxes totaled $705,000 for the fiscal year ended June 30, 2011, an increase of $200,000, or 39.6%, compared to fiscal 2010. The increase resulted primarily from a $593,000, or 40.5%, increase in earnings before taxes. Our effective tax rates were 34.3% and 34.5% for the fiscal years ended June 30, 2011 and 2010, respectively.

## AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to our average balance sheet and reflects the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities for the periods indicated. These yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

| | Year ended June 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2011 | | | 2010 | | | 2009 | | |
| | Average outstanding balance | Interest earned/ paid | Yield/ rate | Average outstanding balance | Interest earned/ paid | Yield/ rate | Average outstanding balance | Interest earned/ paid | Yield/ rate |
| | (Dollars in thousands) | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Loans receivable | $181,322 | $10,254 | 5.66% | $170,354 | $9,919 | 5.82% | $158,768 | $10,067 | 6.34% |
| Mortgage-backed securities | 1,473 | 21 | 1.43 | 282 | 9 | 3.19 | 305 | 17 | 5.57 |
| Investment securities | 6,551 | 166 | 2.53 | 7,755 | 267 | 3.44 | 5,725 | 242 | 4.23 |
| Interest-bearing deposits and other | 11,174 | 117 | 1.05 | 8,563 | 116 | 1.35 | 9,774 | 147 | 1.50 |
| Total interest-earning assets | 200,520 | 10,558 | 5.27 | 186,954 | 10,311 | 5.52 | 174,572 | 10,473 | 6.00 |
| Non-interest-earning assets | 9,794 | | | 9,971 | | | 9,289 | | |
| Total assets | $210,314 | | | $196,925 | | | $183,861 | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Deposits | $175,637 | 2,405 | 1.37 | $162,353 | 3,060 | 1.88 | $145,603 | 3,450 | 2.37 |
| Borrowings | 14,068 | 584 | 4.15 | 14,395 | 617 | 4.29 | 18,281 | 746 | 4.08 |
| Total interest-bearing liabilities | 189,705 | 2,989 | 1.58 | 176,748 | 3,677 | 2.08 | 163,884 | 4,196 | 2.56 |
| Non-interest-bearing liabilities | 1,994 | | | 2,150 | | | 1,957 | | |
| Total liabilities | 191,699 | | | 178,898 | | | 165,841 | | |
| Shareholders' equity | 18,615 | | | 18,027 | | | 18,020 | | |
| Total liabilities and shareholders' equity | $210,314 | | | $196,925 | | | $183,861 | | |
| Net interest income | | $7,569 | | | $6,634 | | | $6,277 | |
| Interest rate spread | | | 3.69% | | | 3.44% | | | 3.44% |
| Net interest margin (net interest income as a percent of average interest-earning assets) | | | 3.77% | | | 3.55% | | | 3.60% |
| Average interest-earning assets to average interest-bearing liabilities | | | 105.70% | | | 105.77% | | | 106.52% |

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

| | Year ended June 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 vs. 2010 | | | 2010 vs. 2009 | | |
| | Increase (decrease) due to | | | Increase (decrease) due to | | |
| | Volume | Rate | Total | Volume | Rate | Total |
| | (In thousands) | | | | | |
| Interest income attributable to: | | | | | | |
| Loans receivable | $ 626 | $ (291) | $ 335 | $ 706 | $ (854) | $ (148) |
| Mortgage-backed securities | 19 | (7) | 12 | (1) | (7) | (8) |
| Investment securities | (37) | (64) | (101) | 75 | (50) | 25 |
| Interest-bearing deposits and other | 31 | (30) | 1 | (17) | (14) | (31) |
| Total interest income | 639 | (392) | 247 | 763 | (925) | (162) |
| Interest expense attributable to: | | | | | | |
| Deposits | 235 | (890) | (655) | 368 | (758) | (390) |
| Borrowings | (14) | (19) | (33) | (165) | 36 | (129) |
| Total interest expense | 221 | (909) | (688) | 203 | (722) | (519) |
| Increase (Decrease) in net interest income | $ 418 | $ 517 | $ 935 | $ 560 | $ (203) | $ 357 |

## ASSET AND LIABILITY MANAGEMENT

First Federal, like other financial institutions, is subject to interest rate risk to the extent that our interest-earning assets reprice differently than our interest-bearing liabilities. As part of our effort to monitor and manage interest rate risk, we use the "net interest income" ("NII") and "net portfolio value" ("NPV") methodologies. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. NII is interest income minus interest expense. Interest rate risk is estimated as the percent and dollar changes in NII and NPV projected to occur should the yield curve instantaneously shift up or down in a parallel fashion from its beginning or base position. The base case rate scenario is defined by the prevailing rate environment and is held constant throughout the simulation. Rate shock scenarios are derived by adding to or subtracting from base case rates.

Presented below, as of June 30, 2011 and 2010, is an analysis of our interest rate risk as measured by changes in NII and NPV for instantaneous and sustained parallel shifts of +100, +200 and +300 and -100, -200 and -300 basis points in market interest rates.

**June 30, 2011**

| | Net Interest Income | | | Net Portfolio Value | | |
|---|---|---|---|---|---|---|
| **Projected interest rate scenario** | **Estimated NII** | **Change from base** | **Percent change from base** | **Estimated value** | **Change from base** | **Percent change from base** |
| +300 | $9,249 | $1,341 | 16.96% | $18,997 | ($3,401) | (15.18)% |
| +200 | 8,670 | 762 | 9.64 | 19,609 | (2,789) | (12.45) |
| +100 | 8,250 | 342 | 4.32 | 20,902 | (1,496) | (6.68) |
| Base | 7,908 | - | - | 22,398 | - | - |
| -100 | 7,634 | (274) | (3.46) | 23,985 | 1,587 | 7.09 |
| -200 | 7,128 | (780) | (9.86) | 26,362 | 3,964 | 17.70 |
| -300 | 6,629 | (1,279) | (16.17) | 29,694 | 7,296 | 32.57 |

**June 30, 2010**

| | Net Interest Income | | | Net Portfolio Value | | |
|---|---|---|---|---|---|---|
| **Projected interest rate scenario** | **Estimated NII** | **Change from base** | **Percent change from base** | **Estimated value** | **Change from base** | **Percent change from base** |
| +300 | $8,097 | $596 | 7.95% | $16,038 | ($6,657) | (29.33)% |
| +200 | 7,791 | 290 | 3.86 | 17,919 | (4,776) | (21.04) |
| +100 | 7,607 | 106 | 1.42 | 20,379 | (2,316) | (10.21) |
| Base | 7,501 | - | - | 22,695 | - | - |
| -100 | 7,188 | (313) | (4.17) | 25,046 | 2,351 | 10.36 |
| -200 | 6,654 | (847) | (11.30) | 27,499 | 4,804 | 21.17 |
| -300 | 6,103 | (1,398) | (18.64) | 30,620 | 7,925 | 34.92 |

As the above table shows, in the event of a sudden increase in interest rates, our net interest income would increase but our overall net portfolio value would decrease, and a sudden decrease in rates would have the opposite effect. However, as with any method of measuring interest rate risk, certain shortcomings are inherent in the NII and NPV approaches. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Some assets and liabilities may also be subject to rate caps or floors that prevent them from repricing to the same extent as those without such limitations. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

## LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of funds are deposits, proceeds from loan sales, principal repayments on loans and mortgage-backed securities, maturities of investment securities and other funds provided by operations. We also have the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and principal prepayments are more influenced by interest rates, general economic conditions and competition. We maintain investments in liquid assets based upon our assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2011, we had commitments to originate loans, including unused lines of credit, totaling $47.2 million. Our management anticipates that these loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by our operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2011 and 2010:

| | Year ended June 30, | |
|---|---|---|
| | 2011 | 2010 |
| | (In thousands) | |
| Net earnings | $ 1,352 | $ 959.00 |
| Adjustments to reconcile net earnings to net cash from operating activities | 1,893 | (1,759) |
| Net cash from operating activities | 3,245 | (800) |
| Net cash used in investing activities | (8,443) | (20,605) |
| Net cash from financing activities | 12,460 | 16,684 |
| Net change in cash and cash equivalents | 7,262 | (4,721) |
| Cash and cash equivalents at beginning of year | 9,034 | 13,755 |
| Cash and cash equivalents at end of year | $ 16,296 | $ 9,034 |

The following table sets forth information regarding our obligations and commitments, including undisbursed loans in process, to make future payments under contract as of June 30, 2011:

| | Payments due by period | | | | | |
|---|---|---|---|---|---|---|
| | Less than 1 year | 1-2 years | 2-3 years | 3-4 years | More than 4 years | Total |
| | | | (In thousands) | | | |
| Contractual obligations: | | | | | | |
| Advances from the Federal Home Loan Bank | $ 1,390 | $ 2,336 | $ 2,389 | $ 3,718 | $ 3,304 | $ 13,137 |
| Other borrowed funds | - | 630 | - | - | - | 630 |
| Operating Leases | 13 | 11 | - | - | - | 24 |
| Certificates of deposit | 45,065 | 22,806 | 19,054 | 824 | 8940 | 96,689 |
| Amount of commitments expiring per period | | | | | | |
| Commitments to originate loans: | | | | | | |
| Overdraft lines of credit | 1,651 | - | - | - | - | 1,651 |
| Home equity lines of credit | 16,765 | - | - | - | - | 16,765 |
| Commercial lines of credit | 21,013 | - | - | - | - | 21,013 |
| One- to four-family and multi-family loans | 1,354 | - | - | - | - | 1,354 |
| One- to four-family commitment to sell | - | - | - | - | - | - |
| Non-residential real estate and land loans | 3,484 | - | - | - | - | 3,484 |
| Non-mortgage loans | 1,829 | - | - | - | - | 1,829 |
| Standby letters of credit | 1,098 | - | - | - | - | 1,098 |
| Total contractual obligations | $ 93,662 | $ 25,783 | $ 21,443 | $ 4,542 | $ 12,244 | $ 157,674 |

First Federal is required by applicable law and regulation to meet certain minimum capital standards, which include a tangible capital requirement, a core capital requirement or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires a savings association to maintain "tangible capital" of not less than 1.5% of the institution's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries and certain nonwithdrawable accounts. OTS regulations generally require savings institutions to maintain core capital of at least 4% of the institution's total assets, except for those institutions with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings institutions maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general loan loss allowance of $1.4 million at June 30, 2011.

First Federal exceeded all of its capital requirements and was "well-capitalized" under OTS regulations at June 30, 2011. Note 13 – Regulatory Capital summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2011 and 2010.

# REPORT OF MANAGEMENT ON THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING

September 19, 2011

Management of FFD Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management of FFD Financial Corporation including the Chief Executive Officer and the Chief Financial Officer, has assessed the Company's internal control over financial reporting as of June 30, 2011, based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of June 30, 2011, based on specified criteria.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting because management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report.



Trent B. Troyer
Chief Executive Officer



Robert R. Gerber
Chief Financial Officer

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
FFD Financial Corporation
Dover, Ohio

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.



Crowe Horwath LLP

Cleveland, Ohio
September 19, 2011

## FFD FINANCIAL CORPORATION

## CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2011 and 2010
(In thousands, except share data)

| ASSETS | 2011 | 2010 |
|---|---|---|
| Cash and due from financial institutions | $ 1,352 | $ 1,138 |
| Interest-bearing deposits in other financial institutions, including overnight deposits | 14,944 | 7,896 |
| Cash and cash equivalents | 16,296 | 9,034 |
| | | |
| Investment securities available for sale | 6,021 | 8,040 |
| Mortgage-backed securities available for sale | 6,257 | 216 |
| Mortgage-backed securities held to maturity, fair value 2011 - $51, 2010 - $57 | 51 | 57 |
| Loans receivable - net of allowance of $2,174 and $1,993 | 182,226 | 178,837 |
| Loans held for sale | - | 1,377 |
| Premises and equipment, net | 3,910 | 3,955 |
| Federal Home Loan Bank of Cincinnati stock, at cost | 2,422 | 2,422 |
| Loan servicing rights | 732 | 655 |
| Accrued interest receivable | 515 | 556 |
| Prepaid expenses and other assets | 1,106 | 1,316 |
| | | |
| Total assets | $ 219,536 | $ 206,465 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Deposits | | |
| Non-interest bearing | $ 15,746 | $ 13,257 |
| Interest bearing | 169,297 | 158,082 |
| Total deposits | 185,043 | 171,339 |
| Federal Home Loan Bank advances | 13,137 | 13,699 |
| Other borrowed funds | 630 | 630 |
| Accrued interest payable | 118 | 145 |
| Accrued and deferred federal income taxes | 62 | 170 |
| Other liabilities | 1,575 | 2,187 |
| Total liabilities | 200,565 | 188,170 |
| | | |
| Commitments and contingent liabilities (Note 14) | | |
| | | |
| Shareholders' equity | | |
| Preferred stock - authorized 1,000,000 shares without par value; no shares issued | - | - |
| Common stock - authorized 5,000,000 shares without par or stated value; 1,454,750 shares issued | - | - |
| Additional paid-in capital | 8,334 | 8,334 |
| Retained earnings | 16,686 | 16,022 |
| Accumulated other comprehensive income, net | 35 | 29 |
| Treasury stock, at cost (2011 – 443,154 shares, 2010 – 443,904 shares) | (6,084) | (6,090) |
| Total shareholders' equity | 18,971 | 18,295 |
| | | |
| Total liabilities and shareholders' equity | $ 219,536 | $ 206,465 |

The accompanying notes are an integral part of these statements.

**FFD FINANCIAL CORPORATION**

**CONSOLIDATED STATEMENTS OF INCOME**

Years ended June 30, 2011 and 2010
(In thousands, except per share data)

| | 2011 | 2010 |
|---|---|---|
| Interest and dividend income | | |
| Loans, including fees | $ 10,254 | $ 9,919 |
| Mortgage-backed securities | 21 | 9 |
| Investment securities | 166 | 267 |
| Interest-bearing deposits and other | 117 | 116 |
| | 10,558 | 10,311 |
| Interest expense | | |
| Deposits | 2,405 | 3,060 |
| Borrowings | 584 | 617 |
| | 2,989 | 3,677 |
| Net interest income | 7,569 | 6,634 |
| Provision for loan losses | 846 | 548 |
| Net interest income after provision for loan losses | 6,723 | 6,086 |
| Noninterest income | | |
| Net gain on sales of loans | 678 | 371 |
| Mortgage servicing revenue (loss) net of amortization and impairment | (8) | 49 |
| Service charges on deposit accounts | 361 | 322 |
| Other | 116 | 125 |
| | 1,147 | 867 |
| Noninterest expense | | |
| Employee and director compensation and benefits | 2,619 | 2,431 |
| Occupancy and equipment | 555 | 544 |
| Franchise taxes | 245 | 230 |
| FDIC insurance premiums | 261 | 242 |
| Data processing | 386 | 383 |
| ATM processing | 141 | 134 |
| Professional and consulting fees | 299 | 259 |
| Postage and stationary supplies | 153 | 173 |
| Advertising | 198 | 151 |
| Checking account maintenance expense | 213 | 228 |
| Loss on sale of real estate owned | 8 | 29 |
| Other | 735 | 685 |
| | 5,813 | 5,489 |
| Income before income taxes | 2,057 | 1,464 |
| Income tax expense | 705 | 505 |
| Net income | $ 1,352 | $ 959 |
| Earnings per share: | | |
| Basic | $ 1.34 | $ .95 |
| Diluted | $ 1.33 | $ .95 |

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

# CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended June 30, 2011 and 2010
(In thousands)

| | 2011 | 2010 |
|---|---|---|
| Net income | $ 1,352 | $ 959 |
| Other comprehensive income, net of related tax effects: | | |
| Unrealized holding gains on securities available for sale during the period, net of taxes of $3 and $61 in 2011 and 2010, respectively | 6 | 118 |
| Comprehensive income | $ 1,358 | $ 1,077 |

The accompanying notes are an integral part of these statements.

## FFD FINANCIAL CORPORATION

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended June 30, 2011 and 2010
(In thousands, except share and per share data)

| | Common stock | Additional paid-in capital | Retained earnings | Accumulated other comprehensive income (loss), net | Treasury stock | Total |
|---|---|---|---|---|---|---|
| Balance at July 1, 2009 | $ - | $ 8,312 | $ 15,751 | $ (89) | $ (6,089) | $ 17,885 |
| Net income | - | - | 959 | - | - | 959 |
| Purchase of 1,700 shares of treasury stock | - | - | - | - | (24) | (24) |
| Change in unrealized losses on securities available for sale, net of related tax benefits | - | - | - | 118 | - | 118 |
| Exercise of 2,640 stock options, including tax benefit | - | 22 | - | - | 23 | 45 |
| Dividends of $.68 per share | - | - | (688) | - | - | (688) |
| Balance at June 30, 2010 | - | 8,334 | 16,022 | 29 | (6,090) | 18,295 |
| Net income | - | - | 1,352 | - | - | 1,352 |
| Change in unrealized losses on securities available for sale, net of related tax benefits | - | - | - | 6 | - | 6 |
| Exercise of 750 stock options, including tax benefit | - | - | - | - | 6 | 6 |
| Dividends of $.68 per share | - | - | (688) | - | - | (688) |
| Balance at June 30, 2011 | $ - | $ 8,334 | $ 16,686 | $ 35 | $ (6,084) | $ 18,971 |

The accompanying notes are an integral part of these statements.

## FFD FINANCIAL CORPORATION

## CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30, 2011 and 2010
(In thousands)

| | 2011 | 2010 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 1,352 | $ 959 |
| Adjustments to reconcile net earnings to net cash from operating activities: | | |
| Net amortization of investment securities | (3) | 1 |
| Net amortization of mortgage-backed securities available for sale | 5 | - |
| Depreciation and amortization | 564 | 476 |
| Provision for loan losses | 846 | 548 |
| Valuation loss (recovery of valuation loss) on mortgage servicing rights | (67) | (64) |
| Net gain on sales of loans | (678) | (371) |
| Net losses on real estate owned | 8 | 29 |
| Origination of loans held for sale | (27,262) | (18,314) |
| Proceeds from sales of loans held for sale | 29,001 | 17,427 |
| Increase (decrease) in cash due to changes in: | | |
| Net deferred loan origination costs | (24) | (48) |
| Accrued interest receivable | 41 | (41) |
| Prepaid expenses and other assets | 210 | (1,031) |
| Other liabilities | (672) | (385) |
| Accrued interest payable | (27) | (27) |
| Deferred federal income taxes | (49) | 41 |
| Net cash from operating activities | 3,245 | (800) |
| Cash flows from investing activities: | | |
| Purchase of investment securities designated as available for sale | (5,999) | (5,998) |
| Proceeds from maturities/calls of investment securities designated as available for sale | 8,000 | 4,000 |
| Purchase of mortgage-backed securities designated as available for sale | (6,065) | - |
| Principal repayments on mortgage-backed securities designated as available for sale | 48 | - |
| Principal repayments on mortgage-backed securities designated as held to maturity | 6 | 21 |
| Loan originations and payments, net | (4,615) | (19,239) |
| Proceeds from participation loan sales to other financial institutions | 300 | 1,000 |
| Additions to premises and equipment | (214) | (821) |
| Proceeds from sale of real estate owned | 96 | 432 |
| Net cash from investing activities | (8,443) | (20,605) |

Continued

## FFD FINANCIAL CORPORATION

## CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years ended June 30, 2011 and 2010
(In thousands)

| | 2011 | 2010 |
|---|---|---|
| Cash flows from financing activities: | | |
| Net change in deposits | $ 13,704 | $ 17,712 |
| Proceeds from Federal Home Loan Bank advances | 5,000 | 1,100 |
| Repayments of Federal Home Loan Bank advances | (5,562) | (1,270) |
| Repayments of other borrowed funds | - | (170) |
| Proceeds from exercise of stock options | 6 | 24 |
| Purchase of treasury stock | - | (24) |
| Cash dividends paid | (688) | (688) |
| Net cash from financing activities | 12,460 | 16,684 |
| Net change in cash and cash equivalents | 7,262 | (4,721) |
| Beginning cash and cash equivalents | 9,034 | 13,755 |
| Ending cash and cash equivalents | $ 16,296 | $ 9,034 |
| Supplemental cash flow information: | | |
| Cash paid during the year for: | | |
| Federal income taxes | $ 815 | $ 615 |
| Interest paid | $ 3,016 | $ 3,704 |
| Supplemental noncash disclosures: | | |
| Transferred from loans to real estate owned | $ 104 | $ 340 |

The accompanying notes are an integral part of these statements.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: FFD Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of its wholly-owned subsidiary, First Federal Community Bank (the "Bank"). The Bank conducts a general banking business in its market area of Tuscarawas, Holmes and contiguous counties in Ohio which consists primarily of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (e.g. loans and investments) and the interest expense paid on interest-bearing liabilities (e.g. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial statements include the accounts of the Corporation and the Bank, the Corporation's wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, loan servicing rights, and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with maturities less than 90 days, overnight deposits from the Federal Home Loan Bank of Cincinnati and federal funds sold. Net cash flows are reported for customer loan and deposit transactions and borrowings with original maturities of 90 days or less.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income or loss, net of tax.

Interest income includes amortization of purchase premiums or discounts. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities are reviewed at least quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In estimating other-than-temporary impairment, management evaluates the length of time and extent the fair value has been less than cost, the expected cash flows of the security and the financial condition and near term prospects of the issuer. For securities that are considered to be other-than-temporarily impaired, management assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) Other-than-temporary impairment related to credit loss, which must be recognized in the income statement and 2) Other-than-temporary impairment related to other factors, which is recognized in other comprehensive income or loss. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than four payments past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual status is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentration of Credit Risk: Most of the Corporation's business activity is with customers located within Tuscarawas and Holmes Counties. Therefore, the Corporation's exposure to credit risk is significantly affected by changes in the economy in the Tuscarawas and Holmes County areas.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired.

A loan is impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified and for which the borrower is experiencing financial difficulties are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Corporation determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. Historical loss experience is determined by portfolio segment and is based on the Corporation's actual loss history over the most recent five years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified:

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Residential Real Estate Loans: Residential mortgage loans represent loans to individuals and business entities for the purchase, refinance or improvement of a residence. These loans include one- to four-family first and second mortgages, multi-family mortgages and home equity lines of credit. Appraised values at the time of origination directly affect the amount of credit extended and, in the event of default, subsequent changes in these values may impact the severity of losses. Additional allowance factors considered by management include unemployment conditions and residential real estate values in the Company's market area.

Nonresidential Real Estate and Land Loans: Nonresidential real estate loans are subject to commercial loan underwriting standards and processes. These loans are viewed primarily as cash flow loans and the repayment of these loans is largely dependent on the successful operation of the business or property. Loan performance may be adversely affected by factors impacting the general economy or conditions specific to the real estate market such as geographic location and property types. Management specifically considers cash flow coverage ratios and vacancy rates for office and industrial properties in its market area, as well as real estate values and, to a lesser extent, unemployment and energy prices. The Corporation also originates loans secured by land. The Corporation's land loans are generally adjustable-rate loans for terms of up to 15 years and require an LTV of 65% or less.

Commercial Loans Secured: Commercial credit is extended to business customers for use in normal business operations to finance working capital needs, equipment purchases, or other projects. The majority of these borrowers are customers doing business within our geographic regions. These loans are generally individually underwritten and secured with the assets of the company and the personal guarantee of the business owners. Commercial business loans are made based primarily on the historical and projected cash flow of the borrower and the underlying collateral provided by the borrower. Management specifically considers cash flow coverage ratios, unemployment, energy prices and, to a lesser extent, real estate values and vacancies in the Company's market area.

Commercial Loans Unsecured: A limited number of unsecured commercial credit is extended to business customers. The majority of these borrowers have high net worth guarantor(s) and/or co-borrower(s) doing business in our geographic market area. These loans are generally individually underwritten and the business owner(s) sign as guarantor(s) and/or co-borrower(s). Commercial unsecured loans are made based primarily on net worth of the borrower, historical and projected cash flow of the borrower, cash flow coverage ratios and credit history.

Consumer and Other Loans: Consumer loans are primarily comprised of loans made directly to consumers for automobile, boats, and other personal uses. These loans are underwritten based on several factors including debt to income, type of collateral and loan to collateral value, credit history and relationship with the borrower. Unemployment rates are specifically considered by management.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Bank is subject to periodic examinations by its federal and state regulatory examiners and may be required by such regulators to recognize additions to the allowance for loan losses based on their assessment of credit information available to them at the time of their examinations. The process of assessing the adequacy of the allowance for loan losses is necessarily subjective. Further, and particularly during economic downturns, it is reasonably possible that future credit losses may exceed historical loss levels and may also exceed management's current estimates of incurred credit losses inherent within the loan portfolio. As such, there can be no assurance that future charge-offs will not exceed management's current estimates of what constitutes a reasonable allowance for credit losses.

Servicing Rights: Servicing rights are recognized separately when they are acquired through sales of loans. When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts when available or, alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to the carrying amount. Impairment is determined by grouping rights based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Corporation later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with mortgage servicing revenue (loss) net of amortization and impairment on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is reported on the income statement as mortgage servicing revenue (loss) net of amortization and impairment, is recorded for fees earned for servicing loans. The fees are based on either a contractual percentage of the outstanding principal or a fixed amount per loan, and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $229,000 and $212,000 for the years ended June 30, 2011 and 2010. Late fees and ancillary fees related to loan servicing are not material.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed as incurred.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 34 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

Federal Home Loan Bank (FHLB) of Cincinnati Stock: The Bank is a member of the FHLB of Cincinnati. Members are required to own a certain amount of stock based on their level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. The Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period for the award.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Corporation applies a "more likely than not" recognition threshold for uncertain tax positions. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Corporation recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other expense.

Benefit Plans: Employee 401(k) and profit sharing plan expense is the amount of matching contributions.

Employee Stock Ownership Plan (ESOP): The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unallocated ESOP shares reduce debt and accrued interest. As of June 30, 2011 and 2010, all shares held in the ESOP were allocated to participant accounts.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. There were no unallocated shares held by the ESOP for the fiscal years ended June 30, 2011 or 2010, respectively. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity, net of tax.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the FHLB and MoneyGram were required to meet compensating balance requirements. The required compensating balance as of June 30, 2011 and 2010 was approximately $285,000. Interest earned on these balances is not considered material.

Equity: Treasury stock is carried at cost.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Corporation or by the Corporation to shareholders. Dividends paid by the Bank to the Corporation are the primary source of funds for dividends by the Corporation to its shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: Management monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Effect of Newly Issued But Not Yet Effective Accounting Standards:

In April 2011, the Financial Accounting Standards Board (FASB )issued ASU No. 2011-02 to Receivables (ASC 310), *A Creditors's Determination of Whether a Restructuring is a Troubled Debt Restructuring.* This ASU provides guidance and clarification in evaluating whether a restructuring constitutes a troubled debt restructuring, including a creditor's evaluation of whether it has granted a concession, and also whether the debtor is experiencing financial difficulties. Further, this ASU states that a restructuring of a debt constitutes a troubled debt restructuring if the creditor, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider in an attempt to protect as much of its investment as possible. The amendments in this update are effective for the first interim or annual reporting period beginning on or after June 15, 2011 and are to be applied retrospectively to the beginning of the annual period of adoption. Management is currently reviewing the guidance to determine the impact, if any, to the Corporation's consolidated financial statements.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In June 2011, the FASB issued ASU No. 2011-05 to Comprehensive Income (ASC 220), Presentation of Comprehensive Income. This ASU is designed to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This ASU requires an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and comprehensive income are presented. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively. Early adoption is permitted, because compliance with the amendments is already permitted. The adoption of the disclosure provisions of the ASU is not expected to have a material impact on the Corporation's consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04 to Fair Value Measurement (ASC 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements is U.S. GAAP and IFRSs. This ASU changes the wording used to describe many of the requirements in U.S. generally accepted accounting principles (GAAP) for measuring fair value and for disclosing information about fair value measurements. The amendments in this update include clarifying the Board's intent about the application of existing fair value measurement and disclosure requirements, and changing particular principles or requirements for measuring fair value for disclosing information about fair value measurement. The amendments in this update are effective for interim and annual periods beginning after December 15, 2011 and are to be applied prospectively. Early adoption is not permitted. The adoption of the disclosure provisions of the ASU is not expected to have a material impact on the Corporation's consolidated financial statements.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

## NOTE 2 - SECURITIES

The amortized cost and fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

| 2011 | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| | | (In thousands) | | |
| U.S. Government agency obligations | $ 5,999 | $ 20 | $ - | $ 6,019 |
| Equity securities | 2 | - | - | 2 |
| Total | 6,001 | 20 | - | 6,021 |
| Mortgage Backed Securities: | | | | |
| Federal National Mortgage Association participation certificates | 156 | 1 | - | 157 |
| Government National Mortgage Association participation certificates | 6,069 | 31 | - | 6,100 |
| Total mortgage-backed securities available for sale | 6,225 | 32 | - | 6,257 |
| Total | $ 12,226 | $ 52 | $ - | $ 12,278 |

| 2010 | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| | | (In thousands) | | |
| U.S. Government agency obligations | $ 7,997 | $ 41 | $ - | $ 8,038 |
| Equity securities | 2 | - | - | 2 |
| Total | 7,999 | 41 | - | 8,040 |
| Mortgage Backed Securities: | | | | |
| Federal National Mortgage Association participation certificates | 168 | 2 | - | 170 |
| Government National Mortgage Association participation certificates | 45 | 1 | - | 46 |
| Total mortgage-backed securities available for sale | 213 | 3 | - | 216 |
| Total | $ 8,212 | $ 44 | $ - | $ 8,256 |

All mortgage backed securities held by the Corporation have underlying collateral of residential real estate.

## FFD FINANCIAL CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## June 30, 2011 and 2010

### NOTE 2 – SECURITIES (continued)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

| 2011 | Carrying Amount | Gross Unrecognized Gains | Gross Unrecognized Losses | Fair Value |
|---|---|---|---|---|
| | | (In thousands) | | |
| Federal Home Loan Mortgage (FHLMC) | | | | |
| Corporation participation certificates | $ 51 | $ - | $ - | $ 51 |
| Total mortgage-backed securities held to maturity | $ 51 | $ - | $ - | $ 51 |

| 2010 | Carrying Amount | Gross Unrecognized Gains | Gross Unrecognized Losses | Fair Value |
|---|---|---|---|---|
| | | (In thousands) | | |
| Federal Home Loan Mortgage (FHLMC) | | | | |
| Corporation participation certificates | $ 57 | $ - | $ - | $ 57 |
| Total mortgage-backed securities held to maturity | $ 57 | $ - | $ - | $ 57 |

No securities were sold during the fiscal years ended 2011 and 2010.

The amortized cost and fair value of debt securities at year-end 2011 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Equity securities were excluded.

| | Held to maturity | | Available for sale | |
|---|---|---|---|---|
| | Carrying amount | Fair value | Amortized cost | Fair value |
| | | (in thousands) | | |
| Due in one year or less | $ - | $ - | $ - | $ - |
| Due from one to five years | - | - | - | - |
| Due from five to ten years | - | - | 3,999 | 4,014 |
| Due after ten years | - | - | 2,000 | 2,005 |
| Mortgage-backed-residential | 51 | 51 | 6,225 | 6,257 |
| Total | $ 51 | $ 51 | $ 12,224 | $12,276 |

Securities pledged to secure public deposits at year-end 2011 and 2010 had carrying amounts of $5.2 million and $5.3 million, respectively.

At year-end 2011 and 2010, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of total shareholders' equity.

There were no securities with unrealized losses at year-end 2011 or 2010.

## FFD FINANCIAL CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### June 30, 2011 and 2010

### NOTE 3 - LOANS

Loans at year end were as follows:

| | 2011 | 2010 |
|---|---|---|
| | (in thousands) | |
| Residential real estate | | |
| One- to four-family | $ 69,689 | $ 68,171 |
| Multi-family | 6,961 | 8,328 |
| Nonresidential real estate and land | 81,955 | 80,066 |
| Commercial loans – secured | 22,637 | 20,056 |
| Commercial loans – unsecured | 132 | 101 |
| Consumer and other loans | 6,086 | 6,048 |
| | 187,460 | 182,770 |
| Net deferred loan origination costs | 293 | 269 |
| Undisbursed portion of loans in process | (3,353) | (2,209) |
| Allowance for loan losses | (2,174) | (1,993) |
| Loans, net | $ 182,226 | $ 178,837 |

Activity in the allowance for loan losses was as follows:

| | 2011 | 2010 |
|---|---|---|
| | (in thousands) | |
| Beginning balance | $ 1,993 | $ 1,694 |
| Provision for loan losses | 846 | 548 |
| Loans charged-off | (667) | (257) |
| Recoveries | 2 | 8 |
| Ending balance | $ 2,174 | $ 1,993 |

The following table presents the balance in the allowance for loan losses and recorded investment of loan balances by portfolio segment and based on impairment method as of June 30, 2011. The recorded investment in the aforementioned disclosure and the next several disclosures do not include accrued interest receivable. Management could not breakout accrued interest receivable by portfolio segment or financial class and it is not considered material. Accrued interest receivable for the total loan portfolio is $468,000.

| | Residential real estate | Nonresidential real estate and land | Commercial secured and unsecured | Consumer and other | Total |
|---|---|---|---|---|---|
| | | (in thousands) | | | |
| Allowance for loan losses | | | | | |
| Ending allowance balance attributable to loans: | | | | | |
| Individually evaluated for impairment | $ 323 | $ 222 | $ 23 | $ - | $ 568 |
| Collectively evaluated for impairment | 612 | 639 | 245 | 110 | 1,606 |
| Total ending allowance balance | $ 935 | $ 861 | $ 268 | $ 110 | $ 2,174 |
| Loans | | | | | |
| Loans individually evaluated for impairment | $ 1,802 | $ 587 | $ 71 | $ - | $ 2,460 |
| Loans collectively evaluated for impairment | 74,707 | 79,211 | 21,897 | 6,125 | 181,940 |
| Total ending loan balance | $76,509 | $79,798 | $21,968 | $ 6,125 | $184,400 |

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

## NOTE 3 – LOANS (continued)

Individually impaired loans were as follows:

| | 2011 | 2010 |
|---|---|---|
| | (in thousands) | |
| Year-end loans with no allocated allowance for loan losses | $ 886 | $ 444 |
| Year-end loans with allocated allowance for loan losses | 1,574 | 3,480 |
| Total | $ 2,460 | $ 3,924 |
| Amount of the allowance for loan losses allocated | $ 568 | $ 582 |

| | 2011 | 2010 |
|---|---|---|
| | (in thousands) | |
| Average of individually impaired loans during year | $ 2,833 | $ 2,739 |
| Interest income recognized during impairment | 112 | 49 |
| Cash-basis interest income recognized | $ 112 | $ 47 |

Included in loans individually impaired are loans with balances of $1.46 million and $410,000 for which Corporation has modified the repayment terms as of June 30, 2011 and 2010 and are considered to be troubled debt restructurings. The Corporation has allocated $125,000 and $79,000 of specific reserves to borrowers whose loan terms have been modified in trouble debt restructurings as of June 30, 2011 and 2010, respectively. The Corporation has not committed to lend additional amounts as of June 30, 2011 and 2010.

## NOTE 3 – LOANS (continued)

The following table presents loans individually evaluated for impairment by class of loans as of June 30, 2011:

| | Unpaid principal balance | Recorded investment (in thousands) | Allowance for loan losses allocated |
|---|---|---|---|
| With no related allowance recorded: | | | |
| Residential | | | |
| One- to four-family | $ 878 | $ 878 | $ - |
| Multi-family | - | - | - |
| Nonresidential real estate and land | - | - | - |
| Commercial loans - secured | 8 | 8 | - |
| Commercial loans – unsecured | - | - | - |
| Consumer and other loans | - | - | - |
| With an allowance recorded: | | | |
| Residential | | | |
| One- to four-family | $ 933 | $ 924 | $ 323 |
| Multi-family | - | - | - |
| Nonresidential real estate and land | 590 | 587 | 222 |
| Commercial loans - secured | 64 | 63 | 23 |
| Commercial loans – unsecured | - | - | - |
| Consumer and other loans | - | - | - |
| Total | $ 2,473 | $ 2,460 | $ 568 |

## NOTE 3 – LOANS (continued)

| | Average recorded investment | Interest income recognized June 30, 2011 (in thousands) | Cash Basis interest recognized |
|---|---|---|---|
| With no related allowance recorded: | | | |
| Residential | | | |
| One- to four-family | $ 291 | $ 14 | $ 14 |
| Multi-family | - | - | - |
| Nonresidential real estate and land | - | - | - |
| Commercial loans - secured | 8 | - | - |
| Commercial loans – unsecured | - | - | - |
| Consumer and other loans | - | - | - |
| Total with no related allowance recorded | 299 | 14 | 14 |
| With an allowance recorded: | | | |
| Residential | | | |
| One- to four-family | $ 1,055 | 68 | 68 |
| Multi-family | - | - | - |
| Nonresidential real estate and land | 1,263 | 26 | 26 |
| Commercial loans - secured | 216 | 4 | 4 |
| Commercial loans – unsecured | - | - | - |
| Consumer and other loans | - | - | - |
| Total with an allowance recorded | 2,534 | 98 | 98 |
| Total | $ 2,833 | $ 112 | $ 112 |

At June 30, 2011 and 2010, there were no loans past due 90 days and still on accrual.

Nonaccrual loans were as follows:

| | June 30, 2011 | June 30, 2010 |
|---|---|---|
| | (in thousands) | |
| Residential real estate | | |
| One- to four-family | $ 1,073 | $ 210 |
| Multi-family | - | - |
| Nonresidential real estate and land | 646 | 1,783 |
| Commercial loans – secured | 58 | 141 |
| Commercial loans – unsecured | - | - |
| Consumer and other loans | 20 | 54 |
| | $ 1,797 | $ 2,188 |

Nonaccrual loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

## NOTE 3 – LOANS (continued)

The following table presents the aging of the recorded investment in past due loans as of June 30, 2011:

| | 30-59 days past due | 60-89 days past due | Greater than 90 days past due | Total past due | Loans not past due | Total |
|---|---|---|---|---|---|---|
| | | | (in thousands) | | | |
| Residential real estate | | | | | | |
| One- to four-family | $ 386 | $ 534 | $ 300 | $ 1,220 | $68,320 | $ 69,540 |
| Multi-family | 103 | - | - | 103 | 6,866 | 6,969 |
| Nonresidential real estate and land | 337 | 146 | 181 | 664 | 79,134 | 79,798 |
| Commercial loans – secured | 2 | 48 | 53 | 103 | 21,733 | 21,836 |
| Commercial loans – unsecured | - | - | - | - | 132 | 132 |
| Consumer and other loans | 63 | 28 | 12 | 103 | 6,022 | 6,125 |
| Total | $ 891 | $ 756 | $ 546 | $ 2,193 | $182,207 | $ 184,400 |

The Corporation categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Corporation analyzes loans individually by classifying the loans as to credit risk. The Corporation uses the following definitions for risk ratings:

Not rated: Loans that are homogeneous one- to four-family real estate loans that have maintained their contractual payments and are not analyzed.

Pass: Loans that are analyzed but that do not meet the criteria to be considered special mention, substandard or doubtful as defined below.

Special mention: Loans that have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard: Loans that are inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged, if any. These loans have a well-defined weakness or weaknesses that jeopardize the collection or liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans that have all the weaknesses inherent of those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

## NOTE 3 – LOANS (continued)

As of June 30, 2011, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

| | Not rated | Pass | Special mention (in thousands) | Substandard | Doubtful | Total |
|---|---|---|---|---|---|---|
| Residential real estate | | | | | | |
| One- to four-family | $ 67,094 | $ - | $ 641 | $ 1,765 | $ 40 | $ 69,540 |
| Multi-family | - | 6,923 | 46 | - | - | 6,969 |
| Nonresidential real estate and land | - | 78,625 | 397 | 595 | 181 | 79,798 |
| Commercial loans – secured | - | 21,715 | 113 | 8 | - | 21,836 |
| Commercial loans – unsecured | - | 79 | - | - | 53 | 132 |
| Consumer and other loans | 6,068 | - | 51 | - | 6 | 6,125 |
| Total | $ 73,162 | $107,342 | $ 1,248 | $ 2,368 | $ 280 | $184,400 |

The Corporation considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes the Corporation also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in residential and consumer loans based on payment activity as of June 30, 2011.

| | Consumer and other | Residential: One- to four-family (in thousands) | Residential: Multi-Family | Total |
|---|---|---|---|---|
| Residential real estate | | | | |
| Nonperforming | $ 20 | $ 1,073 | $ - | $ 1,093 |
| Performing | 6,105 | 68,467 | 6,969 | 81,541 |
| Total | $ 6,125 | $ 69,540 | $ 6,969 | $ 82,634 |

## NOTE 4 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

## NOTE 4 - FAIR VALUE (continued)

Investment Securities: The fair values of securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

Loan Servicing Rights: The fair value of loan servicing rights carried at fair value due to impairment is based on a valuation model that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. The Corporation is able to compare the valuation model inputs and results to widely available published industry data for reasonableness (Level 2 inputs).

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

| | | Fair Value Measurements at June 30, 2011 Using | | |
|---|---|---|---|---|
| | Carrying Amount | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | | | (in thousands) | |
| Assets: | | | | |
| Available for sale securities | | | | |
| U. S. government agency obligations | $ 6,019 | $ - | $ 6,019 | $ - |
| Equity securities | 2 | 2 | - | - |
| Federal National Mortgage Association participation certificates-residential | 157 | - | 157 | - |
| Government National Mortgage Association participation certificates-residential | 6,100 | - | 6,100 | - |
| Total securities available for sale | $ 12,278 | $ 2 | $ 12,276 | $ - |

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE 4 - FAIR VALUE (continued)

| | Carrying Amount | Fair Value Measurements at June 30, 2010 Using | | |
|---|---|---|---|---|
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | | | (in thousands) | |
| Assets: | | | | |
| Available for sale securities | | | | |
| U. S. government agency obligations | $ 8,038 | $ - | $ 8,038 | $ - |
| Equity securities | 2 | 2 | - | - |
| Federal National Mortgage Association participation certificates-residential | 170 | - | 170 | - |
| Government National Mortgage Association participation certificates-residential | 46 | - | 46 | - |
| Total securities available for sale | $ 8,256 | $ 2 | $ 8,254 | $ - |

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

| | Fair Value Measurements at June 30, 2011 Using | | |
|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | | (in thousands) | |
| Assets: | | | |
| Loan servicing rights | $ - | $ 97 | $ - |
| Impaired loans, net of allowance | - | - | - |
| Residential one-to-four-family | - | - | 601 |
| Nonresidential real estate and land | - | - | 365 |
| Commercial loans – secured | - | - | 40 |
| Total | $ - | $ 97 | $ 1,006 |

## NOTE 4 - FAIR VALUE (continued)

| | Fair Value Measurements at June 30, 2010 Using | | |
|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | | (in thousands) | |
| Assets: | | | |
| Loan servicing rights | - | 209 | - |
| Impaired loans, net of allowance | - | - | 2,898 |

The following represent impairment charges recognized during the period:

For the fiscal year ended June 30, 2011, impaired servicing rights, which are carried at fair value based on stratifying rights into groupings, were written down to fair value of $97,000, resulting in a valuation allowance of $41,000. A net benefit due to recovery of servicing rights fair value of $67,000 was included in earnings for the period. Servicing rights totaling $635,000 were carried at amortized value.

For the fiscal year ended June 30, 2010, impaired servicing rights, which are carried at fair value based on stratifying rights into groupings, were written down to fair value of $209,000, resulting in a valuation allowance of $108,000. A net benefit due to recovery of servicing rights fair value of $64,000 was included in earnings for the period. Servicing rights totaling $446,000 were carried at amortized value.

For the fiscal year ended June 30, 2011, impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $1.57 million, with a valuation allowance of $568,000, resulting in an additional provision for loan losses of $456,000 for the period.

For the fiscal year ended June 30, 2010, impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $3.48 million, with a valuation allowance of $582,000, resulting in an additional provision for loan losses of $356,000 for the period.

Carrying amount and estimated fair values of financial instruments at year end were as follows:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | | (in thousands) | | |
| Financial assets | | | | |
| Cash and cash equivalents | $ 16,296 | $ 16,296 | $ 9,034 | $ 9,034 |
| Investment securities | 6,021 | 6,021 | 8,040 | 8,040 |
| Mortgage-backed securities | 6,308 | 6,308 | 273 | 273 |
| Loans, net, including loans held for sale | 182,226 | 182,004 | 180,214 | 183,277 |
| Federal Home Loan Bank stock | 2,422 | n/a | 2,422 | n/a |
| Accrued interest receivable | 515 | 515 | 556 | 556 |
| Financial liabilities | | | | |
| Deposits | $ (185,043) | $ (187,265) | $ (171,339) | $ (172,763) |
| Federal Home Loan Bank advances | (13,137) | (13,667) | (13,699) | (14,585) |
| Other borrowed funds | (630) | (630) | (630) | (630) |
| Accrued interest payable | (118) | (118) | (145) | (145) |

## NOTE 4 - FAIR VALUE (continued)

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk Fair value of debt is based on current rates for similar financing. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. The fair value of off-balance-sheet items is not considered material.

## NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year end are as follows:

| | 2011 | 2010 |
|---|---|---|
| | (in thousands) | |
| Mortgage loan portfolios serviced for: | | |
| FHLMC and others | $ 94,164 | $ 86,705 |

Custodial escrow balances maintained in connection with serviced loans were $610 and $544 at year-end 2011 and 2010.

Activity for mortgage servicing rights and the related valuation allowance follows:

| | 2011 | 2010 |
|---|---|---|
| | (in thousands) | |
| Servicing rights net of valuation allowance: | | |
| Beginning of year | $ 655 | $ 626 |
| Additions | 315 | 192 |
| Amortized to expense | (305) | (227) |
| Change in valuation allowance | 67 | 64 |
| End of year | $ 732 | $ 655 |
| Valuation allowance: | | |
| Beginning of year | $ 108 | $ 172 |
| Additions expensed | - | 26 |
| Reductions credited to operations | (67) | (90) |
| End of year | $ 41 | $ 108 |

The fair value of servicing rights was $944,000 and $926,000 at year-end 2011 and 2010. Fair value at year-end 2011 was determined using a discount rate of 8.0% and a prepayment speed ranging from 142% to 347% for 2011 and 163% to 311% for 2010.

The weighted average amortization period is 5.19 years at June 30, 2011.

## NOTE 6 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

| | 2011 | 2010 |
|---|---|---|
| | (in thousands) | |
| Land | $ 1,071 | $ 999 |
| Buildings | 3,105 | 3,059 |
| Furniture, fixtures and equipment | 1,652 | 1,626 |
| | 5,828 | 5,684 |
| Less: Accumulated depreciation | 1,918 | 1,729 |
| Premises and equipment, net | $ 3,910 | $ 3,955 |

Depreciation expense was $259,000 and $249,000 for 2011 and 2010, respectively.

Operating Leases: The Bank entered into a lease agreement for office premises in Sugarcreek, Ohio under an operating lease expiring during the fiscal year ended June 30, 2013. Rent commitments were as follows:

| | |
|---|---|
| June 30, 2012 | $ 13,000 |
| 2013 | 11,000 |
| Total | $ 24,000 |

Rental expense under operating leases totaled approximately $13,000 for the years ended June 30, 2011 and 2010.

## NOTE 7 - DEPOSITS

Time deposits of $100,000 or more were $39.2 million and $37.9 million at year-end 2011 and 2010. Time deposits of $250,000 or more were $12.1 million at year end 2011.

Scheduled maturities of time deposits for the next five years and thereafter were as follows:

| | (in thousands) |
|---|---|
| June 30, 2012 | $ 45,065 |
| 2013 | 22,806 |
| 2014 | 19,054 |
| 2015 | 824 |
| 2016 | 8,940 |
| Thereafter | - |
| Total | $ 96,689 |

## NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

At year end, FHLB advances were as follows:

| | 2011 | 2010 |
|---|---|---|
| | (in thousands) | |
| Maturities May 2012 through June 2017, putable fixed rate advance with rates from 2.82% to 4.68%, averaging 3.95% in 2011 and rates from 2.82% to 4.82%, averaging 4.34% in 2010 | $ 6,000 | $ 11,000 |
| Maturities June 2014 through April 2025, fixed rate select payment mortgage matched amortizing advances with rates from 2.72% to 6.10%, averaging 3.60% in 2011 and 3.59% in 2010 | 1,849 | 2,205 |
| Maturity October 2014, fixed rate amortizing advances with a rate of 4.06% | 152 | 194 |
| Maturity October 2013, fixed rate balloon payment amortizing advance with a rate of 4.43% | 136 | 300 |
| Maturities April 2014 through April 2016, fixed rate balloon payment advances with rates of 1.53% to 2.59%, averaging 2.02% | 5,000 | - |
| Total | $ 13,137 | $ 13,699 |

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $31.9 million and $44.7 million of first mortgage loans under a blanket lien arrangement at year-end 2011 and 2010, respectively. Based on this collateral and the Corporation's holdings of FHLB stock, the Corporation was eligible to borrow an additional total of $10.0 million at year-end 2011.

Required payments over the next five years and thereafter are:

| | (in thousands) |
|---|---|
| June 30, 2012 | $ 1,390 |
| 2013 | 2,336 |
| 2014 | 2,389 |
| 2015 | 3,718 |
| 2016 | 1,681 |
| Thereafter | 1,623 |
| Total | $ 13,137 |

## NOTE 9 - OTHER BORROWINGS

The Corporation has a $2.0 million line of credit with another financial institution. The line is collateralized by 25 of the 100 shares of the Bank's common stock held by the Corporation. The Corporation had a $630,000 balance on the line of credit at June 30, 2011 and 2010. The line of credit had an interest rate of 5.0% at June 30, 2011.

## NOTE 10 - BENEFIT PLANS

401(k) Plan: A 401(k) benefit plan allows employee contributions from employees who are age 21 with at least six months of service. Employee contributions are limited to the permissible amounts as defined by the Internal Revenue Service. The Corporation matched the first 3% of the participant's elective contribution for the years ending June 30, 2011. The Corporation matched the first 4% of participant elective contributions for July and August 2009 and then reduced the match to the first 3% of participant elective contributions for the remainder of the fiscal year ending June 30, 2010. The expense of the 401(k) plan was $125,000 and $103,000 for the years ending June 30, 2011 and 2010, respectively.

Employee Stock Ownership Plan: Employees participate in the ESOP. When it was established, the ESOP borrowed from the Corporation to purchase shares of stock. The Corporation made discretionary contributions to the ESOP, as well as paid dividends on unallocated shares held in the ESOP, and the ESOP used funds it received to repay the loan. When loan payments were made, ESOP shares were allocated to participants based on relative compensation and expense was recorded. Dividends on allocated shares were used to purchase shares in the open market which were allocated to participant accounts. Increased shares are the result of the ESOP trust purchasing FFD Financial Corporation shares in the open market with dividends on allocated shares. Participants receive the shares allocated to their accounts at the end of employment.

There were no expenses related to the ESOP plan for 2011 or 2010. The plan year ending December 31, 2006 was the final year of stock allocation for the plan. The ESOP loan has been paid in full and all shares have been allocated.

Shares held by the ESOP were as follows at June 30:

| | 2011 | 2010 |
|---|---|---|
| Allocated to participants | 134,872 | 128,772 |
| Unreleased | - | - |
| Shares committed to be released | - | - |
| Total ESOP shares | 134,872 | 128,772 |
| Fair value of unreleased shares | $ - | $ - |

## NOTE 10 - BENEFIT PLANS (continued)

Stock Option Plan: The Corporation's 1996 Stock Option Plan (the "Plan"), which was shareholder-approved, permitted grants to its employees of options to purchase up to 169,838 common shares. The plan expired as to new awards in 2006. When granted, options had an exercise price equal to the market price of the Corporation's common shares at the date of grant; those option awards have a vesting period of five years and a ten-year contractual term. The Corporation has a policy of using treasury shares, when available, to satisfy option exercises. Currently, the Corporation has a sufficient number of treasury shares to satisfy expected option exercises.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Corporation's common stock. The Corporation uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding

A summary of the activity in the stock option plan for 2011 follows:

| | Shares | Weighted average exercise price | Weighted average remaining contractual term | Aggregate intrinsic value |
|---|---|---|---|---|
| Outstanding at beginning of year | 19,570 | $ 11.56 | | |
| Granted | - | - | | |
| Exercised | (750) | 8.38 | | |
| Forfeited or expired | - | - | | |
| Outstanding at end of year | 18,820 | $ 11.68 | 1.6 yrs | $ 58,860 |
| Exercisable at end of year | 18,820 | $ 11.68 | 1.6 yrs | $ 58,860 |
| Options available for grant | - | | | |

Information related to the stock option plan during each year follows:

| | 2011 | 2010 |
|---|---|---|
| | (In thousands) | |
| Intrinsic value of options exercised | $ 4 | $ 13 |
| Cash received from options exercised | 6 | 24 |
| Tax benefit realized from option exercises | - | - |

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

## NOTE 11 - INCOME TAXES

Income tax expense was as follows:

| | 2011 | 2010 |
|---|---|---|
| | (In thousands) | |
| Current expense | $ 754 | $ 464 |
| Deferred expense (benefit) | (49) | 41 |
| Total | $ 705 | $ 505 |

Effective tax rates differ from federal statutory rate of 34% applied to income before income taxes due to the following:

| | 2011 | 2010 |
|---|---|---|
| | (In thousands) | |
| Federal statutory rate times financial statement income | $ 699 | $ 498 |
| Effect of: | | |
| Other, net | 6 | 7 |
| Total | $ 705 | $ 505 |
| Effective tax rate | 34.3% | 34.5% |

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

## NOTE 11 - INCOME TAXES (continued)

Year-end deferred tax assets and liabilities were due to the following:

| | 2011 | 2010 |
|---|---|---|
| | (In thousands) | |
| Deferred tax assets: | | |
| Accrued compensation | $ 37 | $ - |
| Retirement expense | 14 | 18 |
| Allowance for loan losses | 739 | 678 |
| Nonaccrual loan interest | 30 | 48 |
| Other | 7 | 11 |
| Deferred tax assets | 827 | 755 |
| Deferred tax liabilities: | | |
| Net deferred loan origination cost | $ (87) | $ (80) |
| Prepaid expense | (61) | (54) |
| Federal Home Loan Bank dividends | (438) | (438) |
| Depreciation | (187) | (204) |
| Net unrealized gain on available for sale securities | (18) | (15) |
| Loan servicing rights | (249) | (223) |
| Deferred tax liability | (1,040) | (1,014) |
| Net deferred tax liability | $ (213) | $ (259) |

Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2011, include approximately $1.65 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $561,000 at June 30, 2011.

At June 30, 2011 and June 30, 2010, the Corporation had no unrecognized tax benefits recorded. The Corporation does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months. There were no penalties or interest related to income taxes recorded in the income statement for the years ended June 30, 2011 and 2010 and no amounts accrued for penalties and interest as of June 30, 2011 and 2010.

The Corporation is subject to U.S. federal income tax. The Corporation is no longer subject to examination by the federal taxing authority for years prior to 2007. The tax years 2007-2010 remain open to examination by the U.S. taxing authority.

## NOTE 12 - RELATED-PARTY TRANSACTIONS

Outstanding loans to principal officers, directors, and their affiliates during 2011 were as follows:

| | (In thousands) |
|---|---|
| Beginning balance | $ 4,199 |
| New loans | 2,544 |
| Repayments | (1,977) |
| Ending balance | $ 4,766 |

## NOTE 13 - REGULATORY CAPITAL MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of June 30, 2011, the Bank met all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2011 and 2010, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

## NOTE 13 - REGULATORY CAPITAL MATTERS (continued)

The Bank's actual and required capital amounts (in thousands) and ratios are presented below at year end.

| | Actual | | Required For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Regulations | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | As of June 30, 2011 | | | |
| Total capital to risk weighted assets | $ 20,794 | 12.4% | $ 13,388 | 8.0% | $ 16,735 | 10.0% |
| Tier 1 (core) capital to risk weighted assets | 19,137 | 11.4% | 6,694 | 4.0% | 10,041 | 6.0% |
| Tier 1 (core) capital to Adjusted assets | 19,137 | 8.7% | 8,779 | 4.0% | 10,973 | 5.0% |

| | Actual | | Required For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Regulations | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | As of June 30, 2010 | | | |
| Total capital to risk weighted assets | $ 19,754 | 12.0% | $ 13,180 | 8.0% | $ 16,475 | 10.0% |
| Tier 1 (core) capital to risk weighted assets | 18,342 | 11.1% | 6,590 | 4.0% | 9,885 | 6.0% |
| Tier 1 (core) capital to adjusted total assets | 18,342 | 8.9% | 8,256 | 4.0% | 10,320 | 5.0% |

## NOTE 13 - REGULATORY CAPITAL MATTERS (continued)

Banking regulations impose limitations on the payment of dividends and other capital distributions from the Bank to the Corporation. Generally, capital distributions are permitted, with required notice to the Bank's regulators, if the distributions are within specified limitations and the institution remains well capitalized after the proposed distribution. In certain circumstances, an application would be required before a distribution. The Bank currently has approximately $818,000 plus any retained profits for the period from July 1, 2011 through December 31, 2011 available to pay dividends to the Corporation before the end of calendar year 2011 without prior regulatory approval.

## NOTE 14 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts (in thousands) of financial instruments with off-balance-sheet risk at year end were as follows:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | (In thousands) | | | |
| | Fixed Rate | Variable Rate | Fixed Rate | Variable Rate |
| Commitments to make loans | $1,138 | $ 2,176 | $ 577 | $ 2,991 |
| Unused lines of credit | 9 | 39,420 | - | 34,744 |
| Standby letters of credit | - | 1,098 | - | 68 |

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments at June 30, 2011 have interest rates ranging from 3.75% to 6.00% and maturities ranging from seven years to 30 years.

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

## NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

FFD FINANCIAL CORPORATION
CONDENSED STATEMENTS OF FINANCIAL CONDITION
June 30, 2011 and 2010
(in thousands)

| | 2011 | 2010 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from financial institutions | $ 21 | $ 27 |
| Investment in Bank subsidiary | 19,171 | 18,371 |
| Prepaid federal income taxes | 394 | 512 |
| Prepaid expenses and other assets | 15 | 17 |
| Total assets | $ 19,601 | $ 18,927 |
| **LIABILITIES AND SHAREHOLDERS EQUITY** | | |
| Other borrowed funds | $ 630 | $ 630 |
| Accrued interest payable | - | 2 |
| Total liabilities | 630 | 632 |
| Common stock and additional paid-in capital | 8,334 | 8,334 |
| Retained earnings | 16,686 | 16,022 |
| Accumulated other comprehensive income, net | 35 | 29 |
| Treasury stock – at cost | (6,084) | (6,090) |
| Total shareholders' equity | 18,971 | 18,295 |
| Total liabilities and shareholders' equity | $ 19,601 | $ 18,927 |

FFD FINANCIAL CORPORATION
CONDENSED STATEMENTS OF INCOME
Years ended June 30, 2011 and 2010
(in thousands)

| | 2011 | 2010 |
|---|---|---|
| Income | | |
| Interest income | $ - | $ - |
| Dividends from subsidiaries | 775 | 1,150 |
| | 775 | 1,150 |
| Expense | | |
| Interest expense | 32 | 27 |
| Other expense | 298 | 267 |
| | 330 | 294 |
| Income before income tax and undistributed subsidiary income | 445 | 856 |
| Income tax (benefit) | (112) | (100) |
| Equity in undistributed subsidiary income | 795 | 3 |
| Net income | $ 1,352 | $ 959 |

## NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

### FFD FINANCIAL CORPORATION
### CONDENSED STATEMENTS OF CASH FLOWS

Years ended June 30, 2011 and 2010
(In thousands)

| | 2011 | 2010 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 1,352 | $ 959 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | |
| Equity in undistributed net income of Bank subsidiary | (795) | (3) |
| Increase (decrease) in cash due to changes in: | | |
| Prepaid expenses and other assets and accrued interest payable | 2 | - |
| Prepaid federal income taxes | 117 | (113) |
| Net cash provided by operating activities | 676 | 843 |
| Cash flows from financing activities: | | |
| Proceeds from (repayments of) borrowed funds | - | (170) |
| Return of accumulated dividends on unawarded recognition and retention plan shares | - | - |
| Proceeds from exercise of stock options | 6 | 24 |
| Purchase of treasury stock | - | (24) |
| Cash dividends paid on common stock | (688) | (688) |
| Net cash used in financing activities | (682) | (858) |
| Net decrease in cash and cash equivalents | (6) | (15) |
| Cash and cash equivalents at beginning of year | 27 | 42 |
| Cash and cash equivalents at end of year | $ 21 | $ 27 |

FFD FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

## NOTE 16 - EARNINGS PER SHARE

The factors used in the earnings per share computation follow (dollars in thousands except per share data):

| | 2011 | 2010 |
|---|---|---|
| Basic | | |
| Net income | $ 1,352 | $ 959 |
| Weighted average common shares outstanding | 1,011,557 | 1,010,830 |
| Basic earnings per common share | $ 1.34 | $ .95 |
| Diluted | | |
| Net income | $ 1,352 | $ 959 |
| Weighted average common shares outstanding for basic earnings per common share | 1,011,557 | 1,010,830 |
| Add: Dilutive effects of assumed exercises of stock options | 2,797 | 3,062 |
| Average shares and dilutive potential common shares | 1,014,354 | 1,013,892 |
| Diluted earnings per common share | $ 1.33 | $ .95 |

Stock options for 3,500 shares of common stock were not considered in computing diluted earnings per common share for 2011 and 2010 because they were antidilutive.

## SHAREHOLDER SERVICES

Registrar and Transfer Company serves as transfer agent and dividend distributing agent for FFD's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

## ANNUAL MEETING

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 18, 2011, at 1:00 P.M., local time, at the Toland-Herzig Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.

## ANNUAL REPORT ON FORM 10-K

A copy of FFD's Annual Report on Form 10-K will be available at no charge to shareholders upon request to:

FFD Financial Corporation
321 North Wooster Avenue
Dover, Ohio 44622
Attention: Secretary

## *Investing In our community*. . .it's not just a slogan; it's the way we do business at First Federal Community Bank

Not only do we provide a wide array of financial services, our people invest back into the community in the following ways:

### *Leadership & Volunteer roles in the following...*

Tuscarawas County Chamber of Commerce
CIC Board of Trustees
American Red Cross Board of Directors
Kent State Tuscarawas University Foundation
Kent State University Tuscarawas County
District Trustees Board
Tuscarawas County Community Foundation
East Central Ohio Builders & Industry Association
Rainbow Connection Board of Directors
Leadership Tuscarawas
New Philadelphia Kiwanis Club
Dover Rotary Club
Tuscarawas Center for the Arts
Holmes County Chamber of Commerce
Berlin Main Street Merchants
Sugarcreek Business Association
Business Factory Board of Directors
Tuscarawas County 4-H Advisors
Tuscarawas County Pork Producers
Tuscarawas County Farm Bureau
Tuscarawas AAA Board of Directors
Tuscarawas County Board of Realtors
United Way of Tuscarawas County
Union Hospital Development &
Community Relations
Tuscora Chapter SHRM
Dover Public Library Board of Directors
Holmes County Tourism Board
Tuscarawas County YMCA Board of Directors
Tuscarawas County - Save our Homes Task Force
Indian Valley Foundation
New Phila Business & Community Association
American Red Cross Home Town Heroes Program
Ohio Bankers League Board of Directors
Dover Lions Club
Tuscarawas County Convention & Visitors Board
Tuscarawas County OSU Agriculture 4-H Board
Society for Equal Access

### ***Employee donations /funds raised for $14,275.70 provided to...***

Rainbow Connection
Dress a Child
Community Hospice of Tusc. Co.
Tuscarawas County Food Pantry
Love Center Food Pantry
of Holmes County
Share-A-Christmas
Running Water 5K
Tuscarawas Co. Literacy Coalition
American Red Cross
Harbor House
American Cancer Society -Relay for Life
Salvation Army
United Way of Tuscarawas County
Union Hospital Breast Center
P.A.L. Mission Campaign
Big Brothers Big Sisters
Society for Equal Access

## NOTES

# Building a Strong Foundation

## FFD Financial Corporation and First Federal Community Bank Directors and Executive Officers



*Board of Directors (left to right): Dave Kaufman, Bob Sensel, Steve Clinton, Len Gundy, Rick Brinkman, Jr., Cork Loader*

**Board of Directors of FFD Financial Corporation and First Federal Community Bank**

Richard A. Brinkman, Jr.
*Regional President, AAA East Central*

Stephen G. Clinton
*President, Capital Market Securities, Inc.*

Leonard L. Gundy
*President, Frontier Tool & Equipment Rental. LTD.,*

David W. Kaufman
*Broker/Owner, Kaufman Realty and Auction*

Enos L. Loader
*Chairman of the Board and Retired Senior Bank Executive*

Robert D. Sensel
*President and Chief Executive Officer*
*Dover Hydraulics, Inc.*

**Directors Emeritus FFD Financial Corporation and First Federal Community Bank**

J. Richard Gray
*Chairman, Hanhart Agency, Inc.*

**Executive Officers of FFD Financial Corporation and First Federal Community Bank**

Trent B. Troyer
*President and Chief Executive Officer*

Scott C. Finnell
*Executive Vice President*

Robert R. Gerber
*Senior Vice President,*
*Treasurer and Chief Financial Officer*

Sally K. O'Donnell
*Senior Vice President and Corporate Secretary*

**Other Officers of First Federal Community Bank**

Michele L. Larkin
*Vice President*

Nick G. McMillen
*Vice President*

Stephenie M. Wilson
*Vice President*

Kristofer A. Kreinbihl
*Assistant Vice President*

Matthew A. Miller
*Assistant Vice President*

Carol L. Slemmer
*Banking Officer & Executive Assistant*

Kerry Egler-Whytsell
*Banking Officer*

Tiffany A. Kail
*Banking Officer*

Perriann K. McCoy
*Banking Officer*


First Federal
COMMUNITY BANK

**FFD Financial Corporation**
**First Federal Community Bank**

**321 N. Wooster Ave**
**P.O. Box 38**
**Dover, Ohio 44622**

**Phone: (330) 364-7777**
**Toll Free: (866) 849-3560**

**NASDAQ Symbol: FFDF**

**www.OnlineFirstFed.com**